UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                   Integra LifeSciences Holdings Corporation
                                (Name of Issuer)

                          Common Stock Par Value $.01
                         (Title of Class of Securities)

                                   457985208
                                 (CUSIP Number)

                                 Stuart M. Essig
                  c/o Integra LifeSciences Holdings Corporation
                              311 Enterprise Drive
                          Plainsboro, New Jersey 08536

                                 With a copy to:

                                Jonathan B. Levy
                           Lindquist & Vennum P.L.L.P.
                                 4200 IDS Center
                          Minneapolis, Minnesota 55402
                                 (612) 371-5211

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 30, 2006
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------
CUSIP No.     457985208
-----------------------
---------- --------------------------------------------------------------------
    1      Names of reporting persons
           S.S. or I.R.S. Identification No. of above persons

           Stuart M. Essig
---------- --------------------------------------------------------------------
    2      Check the appropriate box if a member of a group
           (see instructions)     (a) [   ]
                                  (b) [   ]
---------- --------------------------------------------------------------------
    3      SEC use only

---------- --------------------------------------------------------------------
    4      Source of funds (see instructions)

           PF
---------- --------------------------------------------------------------------
    5      Check if disclosure of legal proceedings is required pursuant
           to items 2(d) or 2(e) [   ]

---------- --------------------------------------------------------------------
    6      Citizenship or place of organization

           United States
---------- --------------------------------------------------------------------
Number of           7        Sole voting power

shares                       1,948,022*

beneficially        -------- --------------------------------------------------
                    8        Shared voting power
owned by
                             54,358
each                -------- --------------------------------------------------
                    9        Sole dispositive power
reporting
                             1,948,022*
person with         -------- --------------------------------------------------
                    10       Shared dispositive power

                             54,358
---------- --------------------------------------------------------------------
   11      Aggregate amount beneficially owned by each reporting person

           2,002,380*
---------- --------------------------------------------------------------------
   12      Check box if the aggregate amount in row (11) excludes certain
           shares  [   ]

           (See instructions)
---------- --------------------------------------------------------------------
   13      Percent of class represented by amount in row (11)

           6.8%
---------- --------------------------------------------------------------------
   14      Type of reporting person (See instructions)

           IN
---------- --------------------------------------------------------------------
* Includes 1,031,943 shares of common stock underlying options to purchase common stock. Options to purchase 530,360 shares of common stock are exercisable as of, or within 60 days of, January 30, 2006. Although shares underlying all options held by Mr. Essig are included in the amounts set forth on lines 7, 9 and 11, Mr. Essig disclaims beneficial ownership of the 501,583 shares of common stock underlying options not exercisable as of, or within 60 days of, January 30, 2006.

This Amendment No. 2 ("Amendment No. 2") amends and supplements the statement on
Schedule 13D initially filed on November 14, 2005 (the "Original Filing" and, as amended, the "Schedule 13D") by Stuart M. Essig with respect to Common Stock, $.01 par value (the "common stock"), of Integra LifeSciences Holdings Corporation (the "Company"). Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

Item 5.           Interest in Securities of Issuer

                  Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

                  (a) Aggregate number and percentage of class beneficially
                      owned:

                           As of January 30, 2006, Mr. Essig may be deemed to be the beneficial owner of 2,002,380 shares of common stock. This ownership consists of the following:

                           (i) 916,079 shares of common stock held directly by Mr. Essig;

                           (ii) 54,358 shares of common stock held by the Essig Enright Family Foundation (the "Foundation"), of which Mr. Essig and his wife are two of the three trustees; and

                           (iii) 1,031,943 shares of common stock underlying options to purchase common stock (of which options to purchase 530,360 shares of common stock are exercisable as of, or within 60 days of, January 30,
                           2006).

                           Based on calculations made in accordance with Rule 13d-3(d), Mr. Essig may be deemed the beneficial owner of 6.8% of the outstanding shares of common stock. This calculation is based on 28,265,615 shares of common stock outstanding as of January 27, 2006.

                           The above calculations include 501,583 shares of common stock underlying options held by Mr. Essig that are not exercisable as of, or within 60 days of, January 30, 2006. Mr. Essig disclaims beneficial ownership of these shares. Excluding these shares, Mr. Essig would be deemed the beneficial owner of 1,500,797 shares of commons stock (or 5.2% of the outstanding shares of common stock).


                  (b) Voting and Dispositive Power:

                           Mr. Essig has sole voting and dispositive power over 1,948,022 shares that may be deemed to be beneficially owned by him as of January 30, 2006. This consists of the following (i) the 916,079 shares of common stock held directly by Mr. Essig and (ii) 1,031,943 shares of common stock underlying options to purchase common stock, of which Mr. Essig disclaims beneficial ownership with respect to 501,583 shares of common stock as set forth in Item 5(a).

                           Mr. Essig may be deemed to have shared voting and dispositive power over the 54,358 shares of common stock held by the Foundation.

                  (c) Transactions within the past 60 days:

                           On December 30, 2005, Mr. Essig purchased 696 shares of common stock from the Company under the Company's Employee Stock Purchase Plan at a price of $30.14 per share in a transaction exempt under Rule 16b-3 under the Act.

                           Transactions entered into on December 19, 2005 and January 3, 2006 by Mr. Essig were reported on Amendment No. 1 to the Schedule 13D filed on January 4, 2006.

                  (d) Right to Direct the Receipt of Dividends: Not applicable.

                  (e) Last Date on Which Reporting Person Ceased to be a 5%
                      Holder: Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  The information under the heading "Sale Plans Under Rule 10b5-1" of Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

                  Sale Plans Under Rule 10b5-1

                  Mr. Essig entered into two sales plans pursuant to Rule 10b5-1 under the Act with a registered broker-dealer. One plan provided for the sale of 340,000 shares of the 750,000 shares of common stock underlying Restricted Units and issued to Mr. Essig on January 3, 2006. This plan was entered into to enable Mr. Essig to obtain proceeds to cover tax liabilities associated with his receipt of the 750,000 shares of common stock. The other plan provides for the sale of up to 200,000 shares of common stock underlying options (and the exercise of the related options) at specified prices. On January 3, 2006, Mr. Essig sold 340,000 shares pursuant to the first Rule 10b5-1 plan described above. On January 30, 2006, Mr. Essig terminated the second Rule 105-1 plan described above in its entirety.


                                    Signature

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 31, 2006


                            Name /s/ Stuart M. Essig
                                 -------------------